

Creating a new category of products that solve critical quality, safety and preservation challenges for multiple industries through proprietary, miniaturized Intelligent Atmospheric Control (IAC) Technology.



Pendram
CREATING THE PERFECT ATMOSPHERE

INTELLISPHERE IAC
Intelligent Atmospheric Control

HUMIDITY - TEMPERATURE - AIR FLOW







Cannabis/Tobacco/Cigars

Food/Pantry

Breast Milk







SMART-LID

CULINARY VISION

Smart-milk
Redefining the Breast Milk Experience

THE SMART-STOR PRODUCT LINE SOLVES MAJOR PAIN POINTS AND DELIVERS VALUABLE DATA FROM CONSUMERS AND CULTIVATORS



LEVERAGES THE EXPLOSIVE CANNABIS AND HEMP MARKETS!

The Problems:

➡ **Cannabis/Hemp Too Dry: Rapid Loss of Quality, Potency and Revenue**





➡ **Cannabis/Hemp Too Wet: Leads to Life Threatening Dangers**

➡ **Product Safety, Integrity and Quality are Paramount Consumer Concerns**





Pendram
CREATING THE PERFECT ATMOSPHERE

PENDRAM'S SMART-STOR SYSTEM



Terpenes evaporating from the trichome.

Monolayer shield saving terpenes.

We'll use our unique, cloud connected products to create a new "go to" quality smart seal *of QUALITY*





- Delicate Terpenes Protected
- Consistent Flower Quality
- Consumer Safety, Confidence & Satisfaction
- Unique Differentiation for our Brand Customers

The Kicker:

We will leverage market presence to create valuable data and insights in our Smart-Stor Cloud





CONSUMER FLAGSHIP PRODUCT

- Enhanced Prototype Design Complete
- Provision Patent Filed
- Pre-orders received
- Projected shipping 2021
- Target MSRP $149 - GM 70%
- Target Average $0.50 Per Installed Unit Monthly Digital Engagement Revenue - GM 95%











SMART-LID'S UNIQUE, UNMATCHED FEATURE SET DRIVES COMPELLING CUSTOMER BENEFITS



8. Bluetooth & WIFI
Alexa, Google assist & Siri control and management

PATENT PENDING

1. Precise Humidity/Temp Control
Dry, cure and store automated and odor free

7. Smart App Value – Smart-Stor Connect
Adds benefits through remote access monitoring and control plus education and resources. Developer API

2. Electronically Controlled Lock and Tamper Resistant
Remotely lock and unlock jars for child safety, compliance and anti-theft

6. Rechargeable Long life battery operates THREE MONTHS on single charge

3. Rehydrates overly dry bud
Improving taste and aroma

5. Interior Camera/Lights
monitors supply, includes internal light and top rim indicator lights

4. Mold, Bug & Fungus Resistant
Protects against health risks related to mold & mildew

Pendram
CREATING THE PERFECT ATMOSPHERE

Smart-Lid Initial Launch Results:
Social Media Explosion In Less Than 30 Days



May 2020 – June 2020

 **Audience Growth Up 602%**

 **Impressions* Up 313%%**

 **Engagements* Up 76%**

Impressions: the number of times your content is displayed.
Engagement: the number of interactions people have with
your content (i.e.: likes, comments, shares, retweets, etc.)



What People Are Saying About Smart-Lid!




Rev Mary Miller

" know how important this is and my husband and I always thought Cannabis should have its own "humidor" without having to mix strains. Thank you for this product! It's a biggie"




Cindy J.

"Finally, a better and more precise solution than those expensive and unhealthy salt packets we have been using for years"




Mark R.

"We are huge advocates for proper storage of cannabis, so we want to share our 5 Star review of Smart-Lid. Storing bud incorrectly is literally like throwing money away"




Susan L.

"Living in Arizona, dry weed has always been a major problem….Smart-Lid solves this problem and has many other benefits I absolutely love!"




Thomas G.

"Amazing Results and many cool features….game changer in the cannabis storage category"




Freddie G.

"A no brainer for any cannabis connoisseur and anyone buying different strains or large quantities. It will keep your buds perfect in any conditions, automated and odor free"



SMART-LID – Culinary Connoisseur Edition
Humidity Control For Pantry Items Prevents Mold, Moisture & Mildew



❖ Dried Fruit
Raisins and various dried fruits that become too dry are hard to chew and can lose their color, taste and vitamins. Dried fruits that become too moist will grow mold.

❖ Popcorn
Did you know the critical influence on the fluffiness and taste of popcorn is largely determined by how much moisture is in the kernel? Kernels stored too dry pop smaller and have a tough texture that no amount of butter can overcome.

❖ Flour and Sugar
By monitoring the ambient humidity and adding or removing moisture as necessary to maintain the perfect humidity, temp and air flow, you will always get the perfect result in baking and cooking. Smart-Lid swill keep your flours and sugar perfectly soft and ready for all of your culinary needs.

MSRP $59

❖ Spices & Herbs
The vivid taste you want from your spices won't be there if they aren't kept in at their ideal humidity level. With too little moisture, spices lose their color, aroma and taste. When spices have too much moisture, they won't measure, pour or shake well and the nuances are watered down.

SMART-BUDDY - DIY Hydroponic Growing System

Includes the Smart-Lid Plus a Complete Hydroponic Grow Kit for the Beginner





MSRP $179

SMART-BUDDY
· DIY GROW KIT ·



- **Predictable, Reliable, Turnkey DIY System GROWS, DRYS, CURES and STORES**

- **Consumers Don't Want Added Pesticides, Additives and Chemicals and HATE paying taxes!**

- **Complete Hydroponic System DIY Kit** Includes: Smart-Lid, seed pack, germination soil, net pot, hydro wick, wide mouth quart jar and fertilizer packet. Hydro wick pulls water from **jar** to the plant roots, eliminating the need to water every day. Grows one (1) 4ft Plant.

- **High Costs, Taxes, Dispensary and Delivery Hassles - Driving New Do It Yourself Category**

- **Exceptional Profit Margin with Recurring Revenue With Refill Kits** (refill kit – seed, soil, charcoal, net pot, fertilizer)

Pendram
CREATING THE PERFECT ATMOSPHERE

SMART-STOR CONNECT

Smart App Features:



- Turn on/off interior camera to monitor supply

- Turn on/off interior light to showcase buds

- Turn on/off broadcast signal WIFI to connect

- Lock or unlock a single jar or all jars at once

- Change humidity & program multiple settings

- Name, control and manage up to 100 jars

- Set program & unlock privileges for friends/family

- Cloud software predicts when buds are perfect

- Pop up alerts if theft or tampering is detected

- Pop up alerts if attention is needed - low battery

- Pop up alerts when fresh buds are fully dried/cured

- Pop up alerts when running low on supply



SMART-LID IAC TECHNOLOGY = CLEAN, SAFE & CONVENIENT

Eliminates salt pack corrosive toxic vapors that alter plant aromas, terpene profiles, colors, textures and presentations*



Critical Features and Customer Benefits	 Chemical Salt Toxic Vapors	 CureCork Aerator	Standard Mason Jar	
Predicts and Prevents Harmful Pathogens				✅
Maximizes Terpene Potency	✅			✅
Airtight and Odor Free		✅		✅
Adds and Removes Moisture	✅			✅
Electronic Safety Lock, Internal Light and Camera				✅
Dries, Cures, Stores All-In-One Maintains Aromas, Terpenes, Color				✅
Environmentally Friendly Chemical Free		✅	✅	✅
Smart Phone Control and Remote Monitoring		✅		✅
4 Year Estimated Cost	Over $300	$279	Up to $10 each	MSRP $149
Market Penetration	Around 5%	Less than 0.1%	95%	Taking Pre-Orders

*ASTM 140-3







5"

5"

5"



- Initial Design Complete

- Provisional Patent Filed

- Projected shipping 2021

- Target $399 - GM 75%

- Target $10 Per Unit Monthly

  Service Revenue - GM 95%



13

SMART-WARDEN OPTIMIZES REVENUE WITH EFFICIENCY, QUALITY CONTROL AND PAIN FREE STATE COMPLIANCE



SMART WARDEN
Perfecting Quality, Efficiency & Predictability





8. Integrates with Industry Standard ERP Systems, Developer API

ORACLE NETSUITE API
LeafLogix SAP

Acumatica The Cloud ERP

1. Precise Humidity/Temp Control
For curing, storing and transportation

7. Future Integration with Metrc: Government mandated system for compliance

2. GPS Tracking System
Alerts unscheduled stops





6. Rechargeable Long-Life Battery
Operates THREE MONTHS single charge



3. Rehydrates Overly Dry Flower
Maintains quality and revenue



Accommodates Any size Container
Multiple Units Snap Together



5. Tamper Detection
Compliance and anti-theft



4. Mold, Bug & Fungus Resistant
Protects against health risks related to mold & mildew



$5B+ HARDWARE, RECURRING SERVICE REVENUE OPPORTUNITY

Leverages the Explosive Growth of Legal Adult Use and Medical Marijuana and Hemp Markets



Modern Lifestylers · Medical Purists · Functional Dependents · Weekend Enthusiasts · Traditional Lifestylers · Infrequent Conservatives · Social Opportunists · Discreet Unwinders · Silver Dabblers



Global Sales = $141 Billion
... and growing each year ...

D R I V E S

Consumer
Top 20% of retail flower purchasers

Consumer
"Grow Your Own"

Commercial
Curing and Distribution

Estimated Annual SAM

12 Million Units/year
$1.5B revenue

+

30 Million Units/year
$5B revenue

+

1.5 Million Units/year
$1B revenue



FDA VAPING CRISIS: Vape-related health worries and bans are picking up steam! Vaping is the No. 2 product in market 21%, second only to marijuana flower 46%, and edibles (11%). With Vaping sales plummeting, we anticipate a significant shift to flower resulting in additional market share and revenue worldwide.

SAM Sources: Pendram Analysis, Cannabis Consumers Coalition: 2017 Report on Cannabis Consumer Demographics and Consumption Habits.

Pendram
CREATING THE PERFECT ATMOSPHERE

GO TO MARKET STRATEGY

 

Smart-Lid CONSUMER

MARKET PENETRATION STRATEGY

On-line and Distribution Eco-system

Industry Associations and Partnerships

Trade Shows, Events, Sponsorships

Social Media and Digital Advertising

Influencer Endorsements

Online eCommerce

Retail

Smart-Warden COMMERCIAL

FUTURE EXPANSION STRATEGY

Example Direct Targets and Estimated Smart-Warden Potential


Los Suenos Farms, Colorado: 1,480,000 sq ft
37kU Smart-Warden: $15M
Recurring annual service revenue: $4.5M


American, Massachusetts: 1,000,000 sq ft
25kU Smart-Warden: $10M
Recurring annual service revenue: $3M


Copperstate Farms, Arizona: 348,000 sq ft
9kU Smart-Warden: $3.6M
Recurring annual service revenue: $1.1M


Harvest Inc., Arizona: 208,000 sq ft
5.2kU Smart-Warden: $2.1M
Recurring annual service revenue: $0.6M


Glass House Farms, California: 200,000 sq ft
5kU Smart-Warden: $2M
Recurring annual service revenue: $0.5M

Pendram
CREATING THE PERFECT ATMOSPHERE

Tommy Chong Partnership and Celebrity Endorsements

- Smart-Lid was chosen as a Tommy Chong FAVORITE for 2020

- Tommy Chong Smart-Lid Social Media Blitz Campaign – $2,500 likes in one day

- Follow-up video campaign Q3/Q4 - Press Release, Social Media Ads, Celebrity Influencers

Strategic Partnerships In Development:

  

THE WORLD'S MOST VALUABLE RESOURCE......  Data



ACTIONABLE INSIGHTS:





Business Development

Market Intelligence

Supply and Demand

Winners and Losers

Cost Reduction

Logistics Planning

Operating Margins

Business Efficiencies

Pricing Strategy

Pendram
CREATING THE PERFECT ATMOSPHERE

SMART-STOR SYSTEM DELIVERS VALUABLE DATA BEYOND SEED TO SALE

**FROM SEED TO SALE TO HOME
ALL DATA POINTS AND ANALYICS CAPTURED**

**Smart-Stor System
Cloud**

**TRACKS MOVEMENT OF ALL CANNABIS
PRODUCTS THROUGH THE LICENSED COMMERCIAL
CANNABIS DISTRIBUTION CHAIN**



Consumer DIY　　DIY Dry　　DIY Cure　　DIY Storage

Commercial
Harvest
and Dry　→　Cure　→　Store　→　Transport
Track/Trace　→　Retail
Processor　→　Consumer
Store　→　Consumption

Processor
Storage

PENDRAM'S PATENTED

SMART-STOR SYSTEM

"SMART SEAL OF QUALITY"

Pendram
CREATING THE PERFECT ATMOSPHERE

Milestones and Achievements

TRACTION & DEFENSIBILITY



- Technology Proven 2017-2018
- Over $360K from Founders, Friends & Family
- Smart-Lid™ Prototype Complete
- Smart-Stor™ Connect App Complete
- Names, Slogans, Logos Copyrighted & Trademarked



- Pre-Orders Received Q2 2020
- Chong Launch Smart-Lid Q2 2020
- Patent Coverage Expected 2021




- 4 Full Utility Patents Filed on IAC technology



Pendram
CREATING THE PERFECT ATMOSPHERE

MANAGEMENT TEAM

Mary June Makoul
Chief Executive Officer
Co-Founder

Mary June has 25+ years of experience in marketing, strategic planning, business development, branding, packaging design and media relations. She is a strong and inspirational leader with a talent for tactical execution, business-to-business marketing, strategic alliance development and new product positioning. Prior to joining Pendram, her career includes senior management positions at Paramount Pictures Corporation, Proxima, Fiskars and most recently as President of her own successful Marketing Consulting firm with clients throughout the San Diego area. She is well known for her ability to make precise strategic decisions while employing a hands-on approach to accomplishing team and company success. Mary June has a BA in Business Administration and Marketing from New York University and donates her free time to fundraising for a number of local charity organizations.

Jon Siann
Chief Technology Officer
Founder

Jon is an entrepreneur, inventor and design engineer with over 40 successful patents. He founded and launched a number of innovative companies focused on delivering enterprise class, ultra low power, hardware, software communications and location platforms. Jon is creative, passionate, and determined with a unique talent for forming strategic teams to execute his vision. He has a strong track record of execution and investor ROI. As CEO founder of his most recent venture in 2015, he closed an 8-figure licensing non-dilutive deal with Verizon and leveraged $2.8M in angel equity funding into a $24M all cash acquisition exit within 14 months of incorporation. Jon holds an EE from University of Edinburgh, UK and started his successful career with semiconductor design at IBM Labs. Jon also held high level executive, technical and marketing positions at Peregrine, Netlist, Rockwell, Brooktree, AMCC, Bretelon, Micropower & Sigma Designs.

Pendram
CREATING THE PERFECT ATMOSPHERE